540 Gaither Road, Suite 400
Rockville, MD 20850

October 22, 2019

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Gregory Dundas

Re:	Cerecor Inc.
Registration Statement on Form S-3
Filed September 27, 2019, as amended on October 18, 2019
File No. 333-233978

Ladies and Gentlemen:
Cerecor Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-3 (File No. 333-233978) effective as of 4:05 p.m. Eastern Time, Thursday, October 24, 2019, or as soon thereafter as practicable. Please advise our corporate counsel, Andrew J. Gibbons at (919) 781-4000, of any questions.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

CERECOR INC.

By:	/s/ Joseph M. Miller
Name: Joseph M. Miller
Title: Chief Financial Officer